File No. 70-9449

                   SECURITIES AND EXCHANGE COMMISSION
                         450 FIFTH STREET, N.W.
                         WASHINGTON, D.C.  20549

               __________________________________________
                 AMENDMENT NO.2 TO FORM U-1 DECLARATION
                                  UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ____________________________________________

                              Cinergy Corp.
                         139 East Fourth Street
                         Cincinnati, Ohio  45202

                 (Name of company filing this statement
               and address of principal executive offices)

                              Cinergy Corp.
             (Name of top registered holding company parent)

                           William L. Sheafer
                      Vice President and Treasurer
                              Cinergy Corp.
                             (address above)

                 (Name and address of agent of service)

The Commission is requested to direct all notices, orders and communications in this matter to:

George Dwight II/Senior Counsel      William T. Baker, Jr.
Cinergy Corp.                        Thelen Reid & Priest LLP
139 East Fourth Street, 25 Atrium 2  40 West 57th Street
Cincinnati, Ohio 45202               New York, New York  10019
513-287-2643                         212-603-2106
513-287-3810 (fax)                   212-603-2182 (fax)
gdwight@cinergy.com                  wbaker@thelenreid.com


1. The fourth paragraph of Item 3 of the declaration as previously amended is hereby deleted in its entirety and replaced by the following:

     At September 30, 1997, the most recent period for which financia l statement information was evaluated in the 100% Order, Cinergy's consolidated capitalization consisted of 44.1% equity and 55.9% debt; at such date, Cinergy's pro f orma consolidated capitalization, taking into account the entire amount of non-recourse debt allocable to Cinergy's ownership interest in EWGs and FUCOs (i.e., $949 million) was 38.2% equity and 61.8% debt. As shown in Exhibit H filed herewith, Cinergy's consolidated capitalization at December 31, 1998 consisted of 42% equity and 58% debt; also as shown in Exhibit H, even if the entire amount of then-outstanding non-recourse debt of EWGs and FUCOs allocable to Cinergy's ownership interest therein were consolidated (i.e., $1.2 billion), equity would still comprise 35.5% of the overall capital structure. The proposed transactions would have no impact on Cinergy's capitalization.

2.   The following financial statements are filed herewith:

     FS-1         Cinergy Pro Forma Consolidated Financial Statements,
dated December 31, 1998

     FS-2         Cinergy Pro Forma Financial Statements, dated December
31, 1998

     FS-3         Cinergy Consolidated Financial Data Schedule (included
as part of electronic submission only)

     FS-4         Cinergy Financial Data Schedule (included as part of
electronic submission only)

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                                SIGNATURE

     Pursuant to the requirements of the Act, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 20, 1999

                                     CINERGY CORP.


                                     By: /s/William L. Sheafer
                                     Vice President & Treasurer